December 4, 2009

Robert M. Beneson, President
Huron Community Financial Services, Inc.
301 Newman Street
East Tawas, Michigan 48730

   RE: **Huron Community Financial Services, Inc. (“the company”)**
       Amendment No. 1 to Offering Statement on Form 1-A
       Filed November 17, 2009
       File No. 24-10251

Dear Mr. Pollard:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Offering Circular

Risk Factors, page 2

1. As previously requested in comment #7 from our August 26, 2009 letter, please provide a definitive statement that all of the material risks have been addressed here. Alternatively, please remove the last two sentences of the first paragraph under this heading.

Summary Financial Information, page 6

2. We note the inclusion of your second chart on page 7 which provides the
    Company's Return on Assets, Return on Equity, Dividend Payout Ratio, and
    Equity to Asset Ratio for the periods ended September 30, 2009, December 31,
    2008, and December 31, 2007. Please provide additional narrative discussion
    describing the manner in which these totals were derived as we are unable to
    recalculate several of the amounts using the applicable values included in the
    Summary Financial Information immediately preceding the table or within the
    audited financial statements included at page 43.

Description of Institution, page 8

3. We note your response to comment 27 from our letter dated August 26, 2009,
    however we are unable to locate the added disclosure within the 'Description of
    Institution' section of your Form 1-A. Please revise your disclosures to include
    your accounting policy with respect to the purchase and retirement of treasury
    stock.

Huron Community Financial Services, Inc. – Automatic Dividend Reinvestment Plan

Offering Circular cover page

4. Please note that Rule 415(a)(1)(ii) does not mandate a termination date within a
    two year period from qualification. Our prior comment six related to the offering
    to select investors. Please revise, as appropriate.

The Offering, page 42

5. We note your response to prior comment 41. Please refer to the integration
    provisions of Regulation A (Rule 251(c)) and Regulation D (Rule 502(a)). Please
    provide us your analysis regarding the applicability of those provisions to your
    offering under the dividend reinvestment plan.

Huron Community Financial Services, Inc. – Offering to Select Investors

Offering Circular cover page

6. Please specify a termination date for your offering that is no more than two years from the initial qualification date of the offering statement. Please disclose under "The Offering" also. See Rule 415(a)(2). In this regard, this offering appears to be conducted under Rule 415(a)(1)(ix).

The Offering

7. Please add disclosure responsive to prior comment 42.

Part F/S

Supplemental Financial Statements

8. We note your response to comment 34 from our letter dated August 26, 2009. Please amend your Form 1-A to include a statement of cash flows for the nine months ended September 30, 2009 under the section captioned 'Summary Financial Information' and within the above header.

Exhibits

9. Please ask Austin Associates to expand its consent to cover the inclusion of the valuation report executive summary as Exhibit 3 to the offering circular and the filing of the valuation report as Exhibit 15.2 to the offering statement.

<u>Closing Comments</u>

Please contact David Walz, accountant, at (202) 551-3358 or Ryan Milne, accounting reviewer, at (202) 551-3688 with any questions regarding accounting issues and you may contact Janice McGuirk, examiner, at (202) 551-3395 or John Reynolds, reviewer, at (202) 551- 3795 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: via fax to David J. Mack, Esq.
(419) 241-6894